SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

04 MAR -9 AM 7:21

04010413

SUPPL

14 February 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 12 February 2004, Re: Corporate and Debt Restructuring Exercises ("GWRS") for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)

WONG PHOOI LIN
Secretary

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dw 3/9

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0
General Announcement
Submitted by MB_RHB_SAKURA on 12/02/2004 07:38:26 PM
Reference No MM-040212-05A34

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Kenneth Chow**
* Designation	:	**General Manager, Corporate Finance**

* Type : ● **Announcement** ( ) **Reply to query**

* Subject :
Lion Corporation Berhad ("LCB")
Silverstone Corporation Berhad ("SCB")
Amsteel Corporation Berhad ("ACB")

Corporate and Debt Restructuring Exercises ("GWRS")

* **Contents :-**

1. Shareholders of LCB, SCB and ACB would recall approving the following transactions which were set out in their respective circulars to shareholders dated 9 January 2003 in relation to the GWRS with moratorium conditions:

1.1 In the case of LCB

The acquisition by LCB of 419,260,981 ordinary shares of RM1.00 each in ACB ("ACB Shares") from Tan Sri William H.J Cheng ("TSWC") and several vendors connected to him for a total consideration of RM419.26 million, which was satisfied *via* the issuance of 399,296,172 new ordinary shares of RM1.00 each in LCB at an issue price RM1.05 per share ("Acquisition of ACB"), where details of the moratorium conditions are set out in Table 1.

1.2 In the case of SCB

The acquisition by SCB of 100% equity interest in Silverstone Berhad ("Silverstone") from amongst others, Datuk Cheng Yong Kim and several parties connected to him and TSWC for a total consideration of RM255.68 million, which was satisfied by an issuance of 240,143,166 new ordinary shares of RM1.00 each in SCB at issue price of RM1.05 per share (where vendors are related parties) or RM1.00 per share (where vendors are not related parties) ("Acquisition of Silverstone"), where details of the moratorium conditions are set out in Table 2.

1.3 In the case of ACB

The acquisition by ACB of 30% equity interest in Akurjaya Sdn Bhd ("Akurjaya") from Horizon Towers Sdn Bhd ("Horizon Towers") for a total consideration of 385.51 million, which was satisfied *via* the issuance of 385,506,545 new ordinary shares of RM1.00 each in ACB at an issue price of RM 1.00 per share ("Acquisition of Akurjaya") and the acquisition by ACB (through Umatrac Enterprises Sdn Bhd) of 13.5% equity interest in Hiap Joo Chong Realty Sdn Bhd from Teck Bee Mining (M) Sendirian Berhad (" Teck Bee Mining") for a total consideration of RM1.825 million, which was satisfied *via* the issuance of 1,825,200 new ordinary shares of RM1.00 each in ACB at an issue price of RM 1.00 per share (" Acquisition of Hiap Joo Chong"), where details of the moratorium conditions are set out in Table 3.

(collectively, the "Acquisitions")

2. Effective from 1 May 2003, the moratorium condition requirement in the Securities Commission's ("SC") Policies and Guidelines on Issue/Offer of Securities was revised ("Revised SC Guidelines"). Under the Revised SC Guidelines, for acquisitions resulting in significant change in business direction, such as the Acquisitions, the moratorium period has been reduced to 1 year instead of 3 years from the date of the listing of the shares. As a result of the revisions, the Moratorium Parties applied to the SC to reduce the moratorium period from 3 years to 1 year from the date of the listing of the shares in LCB, SCB and ACB, as the case maybe ("Revision").

3. SC has vide its letter dated 10 February 2004 approved the Revision. With the approval from the SC for the Revision, no disposal of the moratorium shares as particularised in Tables 1, 2 and 3 can be effected between 31 March 2003 to 30 March 2004, and thereafter the Moratorium Parties are at liberty to dispose any of the moratorium shares as particularised in Tables 1, 2 and 3.

This announcement is dated 12 February 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Tables1-3.d

Table 1

Moratorium Parties	No of LCB Shares under moratorium	Moratorium Period
Amanvest (M) Sdn Bhd	2,420,290	a) No disposal of the moratorium shares between 31 March 2003 to 30 March 2004; b) Up to one-third of the moratorium shares may be disposed between 31 March 2004 to 30 March 2005; c) A further one-third of the moratorium shares (i.e. a cumulative of up to two-third) may be disposed between 31 March 2005 to 30 March 2006; and d) The final one-third of the moratorium shares (i.e cumulative of up to all) may be disposed between 31 March 2006 to 30 March 2007.
Araniaga Holdings Sdn Bhd	597	
Bayview Properties Sdn Bhd	91	
Ceemax Electronics Sdn Bhd	18,327	
Finlink Holdings Sdn Bhd	515,947	
Happyvest (M) Sdn Bhd	62,322	
Horizon Towers Sdn Bhd	183,861,413	
Jelajah Jaya Sdn Bhd	11,381	
Lancaster Trading Company Limited	2,547,618	
Lion Development (Penang) Sdn Bhd	81,067	
Lion Holdings Pte Ltd	54,745	
Lion Holdings Sdn Bhd	1,784,678	
Lion Management Sdn Bhd	1,086,837	
Panoron Sdn Bhd	45,576	
Teck Bee Mining	883,556	
Tirta Enterprise Sdn Bhd	5,334,259	
Trillionvest Sdn Bhd	214,197	
Tan Sri William H.J. Cheng	510	
William Cheng Sdn Bhd	724,680	
	199,648,091	

Table 2

Moratorium Parties	No of SCB Shares under moratorium	Moratorium Period
ACB	68,123,608	a) No disposal of the moratorium shares between 31 March 2003 to 30 March 2004; b) Up to one-third of the moratorium shares may be disposed between 31 March 2004 to 30 March 2005; c) A further one-third of the moratorium shares (i.e. a cumulative of up to two-third) may be disposed between 31 March 2005 to 30 March 2006; and d) The final one-third of the moratorium shares (i.e cumulative of up to all) may be disposed between 31 March 2006 to 30 March 2007.
Lion Forest Industries Bhd	83,605	
Amanvest (M) Sdn Bhd	556,137	
Araniaga Holdings Sdn Bhd	113	
Lion Holdings Sdn Bhd	11,426,894	
Finlink Holdings Sdn Bhd	113,232	
Teck Bee Mining Sdn Bhd	3,135	
Tirta Enterprise Sdn Bhd	5,350,217	
William Cheng Sdn Bhd	168,556	
Horizon Towers Sdn Bhd	80,136	
Lancaster Trading Company Limited	254,997	
Lion Holdings Pte Ltd	11,287	
Ceemax Electronics Sdn Bhd	3,720	
Datuk Cheng Yong Kim	943,084	
Sin Seng Investment Pte Ltd	35,449	
	87,154,170	

RHB Sakura Merchant Bankers Bhd Corporate Finance (19663-P)

Table 3

Moratorium Parties	No of ACB Shares under moratorium	Moratorium Period
LCB*	193,665,872	a) No disposal of the moratorium shares between 31 March 2003 to 30 March 2004; b) Up to one-third of the moratorium shares may be disposed between 31 March 2004 to 30 March 2005; c) A further one-third of the moratorium shares (i.e. a cumulative of up to two-third) may be disposed between 31 March 2005 to 30 March 2006; and d) The final one-third of the moratorium shares (i.e cumulative of up to all) may be disposed between 31 March 2006 to 30 March 2007.

* *The ACB Shares which Horizon Towers and Teck Bee Mining received pursuant to the Acquisition of Akurjaya and Acquisition of Hiap Joo Chong respectively were sold to LCB pursuant to the Acquisition of ACB.*

RHB Sakura Merchant Bankers Bhd
Corporate Finance
(19663-P)